ADVANCED CELL TECHNOLOGY, INC.

1201 Harbor Bay Parkway

Alameda, CA 94502

January 18, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:       Mr. Jeffrey Riedler

Mr. Zafar Hasan

 Re: Advanced Cell Technology, Inc.: Withdrawal of Registration Statement on Form SB-2 (File No. 333-137601)

Dear Messrs. Riedler and Hasan:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), please consider this correspondence as an application to the Securities and Exchange Commission (the “SEC”) for an order permitting Advanced Cell Technology, Inc. (the “Registrant”) to withdraw its Registration Statement on Form SB-2 (File No. 333-137601), initially filed by the Registrant on September 26, 2006 (the “Registration Statement”).

The Registration Statement has not been declared effective and no shares have been sold pursuant to the Registration Statement.  Such withdrawal is requested as the Registrant is uncertain of the basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).  The Registrant respectfully requests that, in accordance with the provisions of Rule 477 under the 1933 Act, the SEC issue an order granting the desired withdrawal.

Should you have any questions regarding the application for withdrawal, please do not hesitate to contact Christopher E. Howard, the Registrant’s outside counsel, at (207) 791-1335.

Sincerely,

ADVANCED CELL TECHNOLOGY, INC.

By: /s/ William M. Caldwell, IV

Name: William M. Caldwell, IV

Title: Chief Executive Officer